                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-61583
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 13, 1998)

                                  $300,000,000

                              SUNTRUST BANKS, INC.

                       7.75% SUBORDINATED NOTES DUE 2010

                               ------------------

     The Subordinated Notes will mature on May 1, 2010. Interest on the Subordinated Notes is payable semiannually on May 1 and November 1 beginning November 1, 2000. The Subordinated Notes rank equally with all of SunTrust Banks, Inc.'s other unsecured subordinated indebtedness. The Subordinated Notes may not be redeemed prior to maturity and will not be entitled to any sinking fund.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              PER NOTE         TOTAL
                                                              --------      ------------
Public Offering Price                                          99.478%      $298,434,000
Underwriting Discount                                            .650%      $  1,950,000
Proceeds to SunTrust Banks, Inc.                               98.828%      $296,484,000

     Interest on the Subordinated Notes will accrue from April 28, 2000 to the date of delivery.
                               ------------------

     The underwriters are offering the Subordinated Notes subject to various conditions. The underwriters expect to deliver the Subordinated Notes to purchasers on or about April 28, 2000.
                               ------------------

SALOMON SMITH BARNEY

                        CHASE SECURITIES INC.

                                                   SUNTRUST EQUITABLE SECURITIES

April 26, 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS SUPPLEMENT OR, WITH RESPECT TO INFORMATION INCORPORATED BY REFERENCE, AS OF THE DATE OF SUCH INFORMATION.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Information About SunTrust Banks............................   S-2
Use of Proceeds.............................................   S-3
Certain Regulatory Considerations...........................   S-3
Consolidated Ratio of Earnings to Fixed Charges.............   S-6
Description of the Subordinated Notes.......................   S-6
Underwriting................................................   S-8
Legal Opinions..............................................   S-9
Experts.....................................................   S-9

                         PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Corporation.............................................     2
Recent Developments.........................................     3
Use of Proceeds.............................................     3
Consolidated Ratio of Earnings to Fixed Charges.............     4
Certain Regulatory Considerations...........................     5
Description of Debt Securities..............................     7
Plan of Distribution........................................    17
Legal Matters...............................................    18
Experts.....................................................    18

                        INFORMATION ABOUT SUNTRUST BANKS

     We are the ninth largest commercial banking organization in the United States with assets of approximately $96.0 billion at March 31, 2000. We provide a full line of consumer and commercial banking services to more than 3.7 million customers through over 1,100 full-service banking offices in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia. Our primary businesses include traditional deposit and credit services as well as trust and investment services. We also provide, through various subsidiaries, credit cards, mortgage banking, credit-related insurance, discount brokerage and investment banking services. As of March 31, 2000, we had total deposits of $66.3 billion, discretionary trust assets of $88.7 billion and a mortgage servicing portfolio of $39.6 billion.

     We are incorporated under the laws of the State of Georgia. Our executive offices are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308. Our general information telephone number is (404) 588-7711.

                                USE OF PROCEEDS

     We currently intend to use the net proceeds from the sale of the Subordinated Notes for general corporate purposes. This means we may apply the proceeds, among other things, to reduce our short-term indebtedness, including commercial paper indebtedness, to repay our long-term indebtedness, or to repurchase equity securities, which could include the repurchase of our own common stock pursuant to our ongoing stock purchase program. We may also make investments at the holding company level, invest in, or extend credit to, our banking and other subsidiaries or other banks and companies engaged in other financial service activities. We could also use the net proceeds for possible acquisitions. Pending these uses, the net proceeds may be temporarily invested.

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the elements of the comprehensive regulatory framework applicable to bank holding companies and banks and provides certain specific information relevant to our company. Federal and state regulation of financial institutions such as our company is intended primarily for the protection of depositors and the Federal deposit insurance funds rather than our shareholders or other creditors.

GENERAL

     As a bank holding company, we are subject to the regulation and supervision of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve. As of December 31, 1999, we had 29 bank subsidiaries that were subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency, which we refer to as the Comptroller, and the Federal Deposit Insurance Corporation, which we refer to as the FDIC. Effective January 1, 2000, 27 of our bank subsidiaries merged into SunTrust Bank, Atlanta, which changed its name to SunTrust Bank. SunTrust Bank, which we refer to as the Bank, is a Georgia state bank which now has branches in Georgia, Florida, Tennessee, Alabama, Maryland, Virginia and the District of Columbia.

     The Bank is a member of the Federal Reserve System and is regulated by the Federal Reserve and the Georgia Department of Banking and Finance. The Bank is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

     Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies from any state may now acquire banks located in any other state, subject to certain conditions, including concentration limits. In addition, a bank may now establish branches across state lines by merging with a bank in another state (unless applicable state law prohibits such interstate mergers), provided certain conditions are met.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of federal law require depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. In the event of the insolvency or receivership of the Bank, the claims of depositors and general creditors of the Bank are entitled to a priority of payment over any of our claims or claims of our creditors, including any claims based on any debt the Bank owes to us.

     Our nonbanking subsidiaries are regulated and supervised by various regulatory bodies. For example, SunTrust Equitable Securities Corporation is a broker-dealer and investment adviser registered with the SEC and a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., which we refer to as the NASD. SunTrust Securities, Inc. and Crestar Securities Corporation are also broker-dealers registered with the SEC and members of the NASD. Trusco Capital Management, Inc. and Crestar Asset Management Company are investment advisers registered with the SEC. We also have one limited purpose national bank subsidiary, SunTrust BankCard, N.A., which is regulated by the Comptroller.

     On November 12, 1999, financial modernization legislation known as the Gramm-Leach-Bliley Act, which we refer to as the Act, was signed into law. Major provisions of the Act became effective on March 11, 2000. The Act creates a new type of financial services company called a financial holding company. A bank holding company that elects to become a financial holding company may engage in expanded securities activities and insurance sales and underwriting activities, and may also acquire securities firms and insurance companies, subject in each case to certain conditions. Securities firms and insurance companies may also choose to establish or become financial holding companies and thereby acquire banks, subject to certain conditions. We became a financial holding company under the Act in March 2000. In order to maintain our status as a financial holding company, we must maintain our capital levels, examination ratings, and Community Reinvestment Act examination ratings at levels higher than those required of a bank holding company that has not elected to become a financial holding company. In addition to the Act, there have been a number of legislative and regulatory proposals that would have an impact on the operation of bank/financial holding companies and their bank and nonbank subsidiaries. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on us.

PAYMENT OF DIVIDENDS AND OTHER RESTRICTIONS

     There are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to us. In addition, federal and state bank regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. FDIC regulations require that management report annually on its responsibility for preparing its institution's financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness.

     The principal source of our cash revenues is dividends from our subsidiaries, including the Bank. Federal and Georgia law limit the payment of such dividends to a certain extent. The approval of the Federal Reserve Bank or the Comptroller, as the case may be, is required if the total of all dividends declared by any state member bank of the Federal Reserve or any national bank in any calendar year exceeds the bank's net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's undivided profits. The relevant federal and state bank regulatory agencies also have authority to prohibit a bank holding company or a state or national bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. Such regulatory agencies could deem the payment of dividends, depending upon the financial condition of the subsidiary, to constitute such an unsafe or unsound practice.

     Under Georgia law (which would apply to any payment of dividends by the Bank to us), the prior approval of the Georgia Department of Banking and Finance is required before any cash dividends may be paid by a state bank if: (1) total classified assets at the most recent examination of such bank exceed 80% of the Tier 1 capital plus the allowance for loan losses of such bank; (2) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends, for the previous calendar year; or (3) the ratio of Tier 1 capital to adjusted total assets is less than 6%.

     Retained earnings of our banking subsidiaries available for payment of cash dividends under all applicable regulations without obtaining governmental approval were approximately $634.2 million as of March 31, 2000.

     In addition, the Bank is subject to limitations under Section 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with us and our other subsidiaries. Furthermore, such loans and extensions of credit, as well as certain other transactions, are also subject to various collateral requirements.

CAPITAL ADEQUACY

     The Federal Reserve has adopted minimum risk-based and leverage capital guidelines for bank holding companies. The minimum required risk-based capital ratio of qualifying total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, of which 4% must consist of Tier 1 capital. As of December 31, 1999, our total risk-based capital ratio was 11.31%, including 7.48% of Tier 1 capital. The minimum required leverage capital ratio (Tier 1 capital to average total assets) is 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. As of December 31, 1999, our leverage capital ratio was 7.17%. Higher risk-based and leverage ratios may apply under certain circumstances.

     The Bank is subject to similar risk-based and leverage capital requirements adopted by the federal banking agencies.

     Failure to meet capital requirements can subject a bank to a variety of enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC, and under certain conditions the appointment of a receiver or conservator.

     The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends on whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as these terms are defined under regulations issued by each of the federal banking agencies. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels and subjected to the supervisory restrictions applicable to institutions in the lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized.

     An undercapitalized depository institution is subject to restrictions in a number of areas, including asset growth, acquisitions, branching, new lines of business and borrowing from the Federal Reserve. In addition, an undercapitalized depository institution is required to submit a capital restoration plan. A depository institution's holding company must guarantee the capital plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to restore the capital of the institution to the levels required for the institution to be classified as adequately capitalized at the time the institution fails to comply with the plan, and any such guarantee would be entitled to a priority of payment in bankruptcy. A depository institution is treated as if it is significantly undercapitalized if it fails to submit a capital plan that is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital.

     Significantly undercapitalized depository institutions may be subject to a number of additional significant requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, to replace or improve management, to reduce total assets, to cease acceptance of correspondent bank deposits, to restrict senior executive compensation and to limit transactions with affiliates. Critically undercapitalized depository institutions are further subject to restrictions on paying principal or interest on subordinated debt, making investments, expanding, acquiring or selling assets, extending credit for highly leveraged transactions, paying excessive compensation, amending their charters or bylaws and making any material changes in accounting methods. In general, a receiver or conservator must be appointed for a depository institution within 90 days after the institution is deemed to be critically undercapitalized.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following unaudited table presents the consolidated ratio of earnings to fixed charges of our company. The consolidated ratio of earnings to fixed charges has been computed by dividing net income plus all applicable income taxes plus fixed charges by fixed charges. For 1999, the consolidated ratio of earnings to fixed charges has been computed excluding extraordinary gains. Fixed charges represent interest expense (ratios are presented both excluding and including interest on deposits), and the portion of net rental expense which is deemed to be equivalent to interest on long-term debt. Interest expense (other than on deposits) includes interest on long-term debt, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

                                                          THREE
                                                         MONTHS
                                                          ENDED
                                                        MARCH 31,        YEAR ENDED DECEMBER 31,
                                                       -----------   --------------------------------
                                                       2000   1999   1999   1998   1997   1996   1995
                                                       ----   ----   ----   ----   ----   ----   ----
Including interest on deposits.......................  1.59   1.64   1.60   1.54   1.60   1.58   1.59
Excluding interest on deposits.......................  2.76   2.52   2.39   2.33   2.76   3.11   3.13

                     DESCRIPTION OF THE SUBORDINATED NOTES

     The following description of the Subordinated Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the subordinated debt securities set forth in the accompanying prospectus, to which description reference is hereby made. Capitalized terms used and not defined herein have the meaning set forth in the accompanying prospectus.

GENERAL

     The Subordinated Notes will be our general unsecured obligations issued in an initial aggregate principal amount of $300,000,000. We may issue additional Subordinated Notes from this series in the future without the approval of the holders of the $300,000,000 of Subordinated Notes offered hereby. We will issue the Subordinated Notes under an Indenture (the "Subordinated Indenture") dated as of May 1, 1993, between us and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as Trustee. The Subordinated Notes, together with any Subordinated Notes that may be issued in the future, constitute a single series of Subordinated Debt Securities under the Subordinated Indenture.

     The Subordinated Notes will mature on May 1, 2010, are not redeemable prior to their stated maturity, and will not be entitled to any sinking fund.

     The Subordinated Notes will bear interest at the rate of 7.75% per annum from April 28, 2000, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on May 1 and November 1 of each year, commencing November 1, 2000, to the persons in whose names the Subordinated Notes are registered at the close of business on the April 15 or October 15, as the case may be, next preceding such May 1 and November 1. Interest on the Subordinated Notes will be calculated based on a 360-day year consisting of twelve 30-day months.

     Payment of the principal of the Subordinated Notes may be accelerated only in the case of the bankruptcy of SunTrust Banks, Inc. Holders of the Subordinated Notes have no right of acceleration if we default in the payment of principal or interest on the Subordinated Notes or if we fail to perform any covenant or agreement with respect to the Subordinated Notes. See "Description of the Debt Securities -- Events of Default -- The Subordinated Indenture" in the accompanying prospectus.

     The Subordinated Notes are not deposits and are not insured by the FDIC or any governmental agency.

SUBORDINATION

     The Subordinated Notes are our direct, unsecured obligations and will be subordinate to all our Senior Indebtedness and, under certain circumstances relating to our dissolution, winding-up, liquidation or reorganization, to all our Additional Senior Obligations, as described in the accompanying prospectus under the heading "Description of the Debt Securities -- Subordination of the Subordinated Debt Securities." As of March 31, 2000, we had an aggregate of approximately $5,233.2 million of long-term Senior Indebtedness outstanding and an aggregate of approximately $720.2 million of short-term Senior Indebtedness outstanding, which consisted primarily of commercial paper. As of March 31, 2000, we had no Additional Senior Obligations outstanding. We expect from time to time to incur additional indebtedness constituting Senior Indebtedness and Additional Senior Obligations. The Subordinated Indenture does not limit or prohibit the incurrence of Senior Indebtedness or Additional Senior Obligations.

DELIVERY AND FORM

     The Subordinated Notes initially will be represented by one or more Global Securities deposited with DTC and registered in the name of Cede & Co. (DTC's nominee). The term "Depositary" refers to DTC or any successor depositary. Except as set forth below, the Subordinated Notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until certificated Subordinated Notes are issued under the limited circumstances described under "Description of the Debt
Securities -- Book-Entry Securities" in the accompanying prospectus, no beneficial owner of a Subordinated Note will be entitled to receive a definitive certificate representing a Subordinated Note, and no such beneficial owner will be considered the owner or holder of the Subordinated Notes under the Subordinated Indenture. So long as the Depositary is the registered owner of the Global Securities, the Depositary, or its nominee, as the case may be, will be considered to be the sole owner of holder of the Subordinated Notes for all purposes of the Subordinated Indenture.

     DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which(and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     For additional information regarding the Book-Entry System, you should read "Description of the Debt Securities -- Book-Entry Securities" in the accompanying prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Subordinated Notes will be made by the underwriters in immediately available funds. We will make all payments of principal and interest in immediately available funds or the equivalent. The Subordinated Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Subordinated Notes will therefore be required by DTC to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the Subordinated Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated April 25, 2000, we have agreed to sell to Salomon Smith Barney Inc., Chase Securities Inc. and SunTrust Equitable Securities Corporation (collectively, the "underwriters"), and the underwriters have agreed to purchase, the respective principal amount of Subordinated Notes set forth after their names below at the price to the public less the underwriting discount set forth on the cover page of this prospectus supplement.

                        UNDERWRITER                           PRINCIPAL AMOUNT
                        -----------                           ----------------
Salomon Smith Barney Inc....................................    $225,000,000
Chase Securities Inc........................................    $ 37,500,000
SunTrust Equitable Securities Corporation...................    $ 37,500,000
                                                                ------------
          Total.............................................    $300,000,000
                                                                ============

     The following table shows the underwriting discounts to be paid to the underwriters by SunTrust Banks in connection with this offering.

                                                    PER NOTE          TOTAL
                                                    --------          -----
Underwriting Discount...........................    0.650%          $1,950,000

     In addition to the underwriting discount above, we estimate that we will spend approximately $75,000 for expenses in connection with this offering. In addition, the underwriters have agreed to reimburse a portion of the costs and expenses of this offering to us.

     In the Underwriting Agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Subordinated Notes if any Subordinated Notes are purchased. We have been advised by the underwriters that the underwriters propose initially to offer the Subordinated Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $4.00 per $1,000 principal amount of the Subordinated Notes. The underwriters may allow and such dealers may reallow a concession not in excess of $2.50 per $1,000 principal amount of the Subordinated Notes. After the initial public offering, the public offering price and such concessions may be changed.

     The Underwriting Agreement provides that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to any payments the underwriters may be required to make in respect thereof.

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell Subordinated Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Subordinated Notes in excess of the principal amount of Subordinated Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Subordinated Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Subordinated Notes made for the purpose of preventing or retarding a decline in the market price of the Subordinated Notes while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases Subordinated Notes originally sold by that syndicate member.

     Any of these activities may cause the price of the Subordinated Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     The underwriters and their respective associates and affiliates may be customers of, engage in transactions with, and perform investment banking and other financial services (including commercial lending) for, our company in the ordinary course of business. SunTrust Equitable Securities, one of the underwriters, is an indirect, wholly owned subsidiary of SunTrust Banks. Under Conduct Rule 2720, which we refer to as CR-2720 of the NASD, when an NASD member, such as SunTrust Equitable Securities, participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with applicable provisions of CR 2720. SunTrust Banks is considered to be an "affiliate", as such term is defined in CR 2720, of SunTrust Equitable Securities. The offer and sale of the Subordinated Notes by SunTrust Equitable Securities will comply with the applicable requirements of CR 2720 regarding the underwriting of securities of affiliates.

     The Subordinated Notes are new securities with no established trading market and there can be no assurance as to the liquidity of any markets that may develop for the Subordinated Notes, the ability of the holders of the Subordinated Notes to sell their Subordinated Notes or at what price holders of the Subordinated Notes will be able to sell their Subordinated Notes. Future trading prices of the Subordinated Notes will depend on many factors, including, among other things, prevailing interest rates, SunTrust Bank's operating results, and the market for similar securities. SunTrust Banks has been advised by Salomon Smith Barney Inc. that it initially intends to make a market in the Subordinated Notes, but Salomon Smith Barney Inc. is not obligated to do so and may discontinue any market making at any time without notice.

                                 LEGAL OPINIONS

     The validity of the Subordinated Notes will be passed upon for us by King & Spalding, New York, New York. Certain other legal matters will be passed upon by Raymond D. Fortin, Esq., Senior Vice President and Corporate Secretary of SunTrust Banks. As of March 31, 2000, Mr. Fortin was the record and beneficial owner of 7,500 shares of our common stock and held options to purchase 6,000 shares of our common stock. Mr. Fortin will rely upon the opinion of King & Spalding as to matters of New York law. The validity of the Subordinated Notes will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP New York, New York.

                                    EXPERTS

     Our audited consolidated financial statements incorporated by reference in this prospectus supplement, the accompanying prospectus and the related registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

Prospectus
                                  $600,000,000

                              SUNTRUST BANKS, INC.
                                DEBT SECURITIES
                             ---------------------

     SunTrust Banks, Inc., a Georgia corporation (the "Corporation"), from time to time may offer and sell debt securities consisting of debentures, notes or other evidences of indebtedness in one or more series in an aggregate initial offering price not to exceed $600,000,000 or its equivalent based on the applicable exchange rate at the time of the offering if denominated in foreign currencies (the "Debt Securities"). The Debt Securities may be unsecured and unsubordinated Debt Securities (the "Senior Debt Securities") or unsecured and subordinated Debt Securities (the "Subordinated Debt Securities"). The Debt Securities may be offered as separate series in amounts, at maturities, at prices and on terms to be determined at the time of the sale as set forth in the applicable prospectus supplement to this Prospectus (each, a "Prospectus Supplement"). Although the aggregate initial offering price of the Debt Securities is limited as set forth above, the respective indentures pursuant to which the Senior Debt Securities and the Subordinated Debt Securities are to be issued do not contain any limitation on the aggregate principal amount of the debt securities covered thereby. The Senior Debt Securities when issued will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation, and the Subordinated Debt Securities will be unsecured and will be subordinate to Senior Indebtedness of the Corporation and, under certain circumstances, to Additional Senior Obligations of the Corporation, each as defined herein. Unless specifically stated in a Prospectus Supplement, payment of principal of the Subordinated Debt Securities may be accelerated only in the case of the bankruptcy of the Corporation. There is no right of acceleration in the case of a default in the payment of the principal of, or any premium or interest on, the Subordinated Debt Securities or in the performance of any covenant or agreement of the Corporation. See "Description of the Debt Securities."

     When a particular series of Debt Securities is offered, a Prospectus Supplement will be delivered setting forth the terms of such Debt Securities, including the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Corporation or the holder, if any, terms for sinking fund payments, if any, subordination terms, if any, and any other terms of such Debt Securities, or otherwise in connection with the offering and sale of the Debt Securities in respect of which the Prospectus Supplement is being delivered. In addition, the Prospectus Supplement will set forth the initial public offering price, the names of any underwriters or agents, the principal amounts, if any, to be purchased by underwriters, the compensation of such underwriters and agents, if any, and the net proceeds to the Corporation. The Debt Securities of a series may be issued in definitive registered form without coupons ("Registered Securities") or in the form of one or more book-entry securities in registered form ("Book-Entry Securities").

     The Debt Securities may be sold directly by the Corporation to the public or through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. If the Corporation, directly or through agents, solicits offers to purchase the Debt Securities, the Corporation reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Debt Securities. See "Plan of Distribution." Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution" for possible indemnification arrangements for underwriters, agents and their controlling persons.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE THE SALE OF DEBT SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. THE DEBT SECURITIES WILL BE UNSECURED OBLIGATIONS OF THE CORPORATION, WILL NOT BE SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION, AND WILL NOT BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 13, 1998.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the Commission's Regional Offices in New York (13th Floor, 7 World Trade Center, New York, New York 10048) and Chicago (Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Information regarding the operation of the public reference facilities of the Commission may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, such reports, proxy statements and other information concerning the Corporation can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 of which this Prospectus is a part (together with all exhibits and amendments, the "Registration Statement"), which the Corporation has filed with the Commission under the Securities Act and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Corporation hereby incorporates by reference in this Prospectus the following reports filed with the Commission pursuant to the Exchange Act: (a) its Annual Report on Form 10-K for the year ended December 31, 1997, as amended on November 13, 1998, (b) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, as amended on November 13, 1998, June 30, 1998, as amended on November 13, 1998, and September 30, 1998, and(c) its Current Reports on Form 8-K dated January 16, 1998, March 10, 1998, July 20, 1998, August 12, 1998 and
November 13, 1998.

     All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and shall be deemed a part hereof from the respective dates of filing of such documents. Any statement contained in this Prospectus or any accompanying Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus or such accompanying Prospectus Supplement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Corporation will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, except for exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Written requests should be sent to: James C. Armstrong, First Vice President -- Investor Relations, SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308. Telephone requests may be directed to 404-588-7425.

                                THE CORPORATION

     The Corporation is a regional bank holding company with three principal subsidiaries: SunTrust Banks of Florida, Inc., headquartered in Orlando, Florida ("STB of Florida"); SunTrust Banks of Georgia, Inc., headquartered in Atlanta, Georgia ("STB of Georgia"); and SunTrust Banks of Tennessee, Inc., headquartered in Nashville, Tennessee ("STB of Tennessee").

     The Corporation, through its subsidiary banks (the "Subsidiary Banks"), conducts a broad range of commercial banking activities, including accepting demand, time and savings deposits, making both secured and unsecured business and consumer loans and leases, extending commercial lines of credit, issuing and servicing credit cards and certain other types of revolving credit accounts, providing commercial factoring services, cash management services, investment counseling, safe deposit services, personal and corporate trust and other fiduciary services and engaging in leasing, mortgage banking, correspondent banking, international banking, investment banking, trading in U.S. government securities and municipal bonds and underwriting certain types of securities.

     Under the longstanding policy of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks. As a result of this policy, the Corporation may be required to commit resources to the Subsidiary Banks in circumstances where it might not otherwise do so.

     Because the Corporation is a bank holding company, its rights and the rights of its creditors, including the holders of the Offered Debt Securities (as defined herein), to participate in the distribution and payment of assets of any subsidiary upon the subsidiary's liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary.

     The Corporation's principal executive offices are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308, and its telephone number is 404-588-7711.

                              RECENT DEVELOPMENTS

     In connection with the review by the Staff of the Securities and Exchange Commission of documents relating to the Corporation's proposed acquisition of Crestar Financial Corporation ("Crestar"), and the Staff's comments thereon, the Corporation has lowered its provision for loan losses in 1996, 1995 and 1994 by $40 million, $35 million and $25 million, respectively. The effect of this action was to increase the Corporation's net income in those years by $24.4 million, $21.4 million and $15.3 million, respectively. Further, as of December 31, 1997 and 1996, the reserve for loan losses has been decreased by a total of $100 million and shareholders' equity has been increased by a total of $61 million. All amounts included or incorporated by reference herein have been restated to give effect to the above adjustments. The Corporation has amended certain of its reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, to reflect, among other things, the adjustments to its historical financial statements resulting from the foregoing. See "Available Information". All historical financial information for the Corporation and all pro forma financial information for the Corporation and Crestar combined included or incorporated by reference herein have been adjusted to reflect the adjustments to the Corporation's loan loss provision discussed above.

                                USE OF PROCEEDS

     The Corporation currently intends to use the net proceeds from the sale of any Debt Securities for general corporate purposes, which may include refinancing of debt, including outstanding commercial paper and other short-term indebtedness, redemption or repurchase of shares of its outstanding common and preferred stock, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities, possible acquisitions and such other purposes as may be stated in any Prospectus Supplement. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries and the availability of other funds. Except as may be described in any Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of such Prospectus Supplement.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents the consolidated ratio of earnings to fixed charges of the Corporation. The consolidated ratio of earnings to fixed charges has been computed by dividing (i) net income plus all applicable income taxes plus fixed charges by (ii) fixed charges. Fixed charges represent interest expense (ratios are presented both including and excluding interest on deposits), and the portion of net rental expense which is deemed to be equivalent to interest on long-term debt. Interest expense (other than on deposits) includes interest on long-term debt, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

                                                  NINE MONTHS
                                                     ENDED
                                                 SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                                                 -------------   --------------------------------
                                                 1998    1997    1997   1996   1995   1994   1993
                                                 -----   -----   ----   ----   ----   ----   ----
Including interest on deposits.................  1.57x   1.58x   1.58x  1.64x  1.63x  1.85x  1.87x
Excluding interest on deposits.................  2.38x   2.74x   2.65x  3.40x  3.30x  4.34x  5.07x

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the elements of the comprehensive regulatory framework applicable to bank holding companies and banks and provides certain specific information relevant to the Corporation and its subsidiaries. Federal and state regulation of financial institutions such as the Corporation and the Subsidiary Banks is intended primarily for the protection of depositors and the Federal deposit insurance funds rather than shareholders or other creditors.

GENERAL

     As a bank holding company, the Corporation is subject to the regulation and supervision of the Federal Reserve. The Corporation's Subsidiary Banks are subject to regulation, supervision and examination by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency (the "Comptroller") and the Federal Deposit Insurance Corporation (the "FDIC").

     The federal banking agencies have broad enforcement powers over depository institutions, including the power to terminate deposit insurance, to impose substantial fines and other civil and criminal penalties, and to appoint a conservator or receiver if certain conditions are met. The federal banking agencies also have broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties.

     Almost every aspect of the operations and financial condition of the Subsidiary Banks is subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, liquidity, earnings, dividends, reserves against deposits, management practices, branching, loans, investments, and the provision of services. Various consumer protection laws and regulations also affect the operations of the Subsidiary Banks. The activities and operations of the Corporation also are subject to extensive federal supervision and regulation which, among other things, limit non-banking activities, impose minimum capital requirements and require approval to acquire more than 5% of any class of voting shares or substantially all of the assets of a bank. In addition to the impact of regulation, banks and bank holding companies may be significantly affected by legislation, which can change banking statutes in substantial and unpredictable ways, and by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

PAYMENT OF DIVIDENDS AND OTHER RESTRICTIONS

     The Corporation is a legal entity separate and distinct from its subsidiaries, including the Subsidiary Banks. There are various legal and regulatory limitations under federal and state law on the extent to which the Corporation's subsidiaries, including its bank and bank holding company subsidiaries, can finance or otherwise supply funds to the Corporation.

     The principal source of the Corporation's cash revenues is dividends from its subsidiaries and there are certain limitations under federal, Georgia, Florida, Tennessee and Alabama law on the payment of dividends by such subsidiaries. The approval of the Federal Reserve or the Comptroller, as the case may be, is required if the total of all dividends declared by any state member bank of the Federal Reserve or any national bank in any calendar year exceeds the bank's net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a dividend may not be paid if a bank's losses equal or exceed its undivided profits, and a dividend may not be paid in excess of a bank's undivided profits. The relevant federal and state regulatory agencies also have authority to prohibit a bank holding company, which would include STB of Florida, STB of Georgia and STB of Tennessee, or a state or national bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute such an unsafe or unsound practice.

     Under Georgia law (which would apply to any payment of dividends by the Corporation's largest subsidiary, SunTrust Bank, Atlanta, to STB of Georgia) the prior approval of the Georgia Department of

Banking and Finance is required before any cash dividends may be paid by a state bank if: (i) total classified assets at the most recent examination of such bank exceed 80% of the equity capital (as defined, which includes the reserve for loan losses) of such bank; (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends, for the previous calendar year; or (iii) the ratio of equity capital to adjusted total assets is less than 6%.

     Retained earnings of the Corporation's banking subsidiaries available for payment of cash dividends under all applicable regulations without obtaining governmental approval were approximately $540.1 million as of December 31, 1997.

     In addition, the Subsidiary Banks and their subsidiaries are subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with, the Corporation and its other subsidiaries. Furthermore, such loans and extensions of credit, as well as certain other transactions, are also subject to various collateral requirements.

CAPITAL ADEQUACY

     The Federal Reserve has adopted minimum risk-based and leverage capital guidelines for bank holding companies. The minimum required risk-based capital ratio of qualifying total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, of which 4% must consist of Tier 1 capital. As of September 30, 1998, the Corporation's total risk-based capital ratio was 12.83%, including 7.49% of Tier 1 capital. The minimum required leverage capital ratio (Tier 1 capital to average total assets) is 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. As of September 30, 1998, the Corporation's leverage capital ratio was 7.10%. Higher risk-based and leverage ratios may apply under certain circumstances.

     The Subsidiary Banks are subject to similar risk-based and leverage capital requirements adopted by the federal banking agencies.

     Failure to meet capital requirements can subject a bank to a variety of enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC, and under certain conditions the appointment of a receiver or conservator.

     Federal banking regulations establish five capital categories for depository institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized"), and impose significant restrictions on the operations of an institution that is not at least adequately capitalized. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels, and subjected to the supervisory restrictions applicable to institutions in the lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized.

     An undercapitalized depository institution is subject to restrictions in a number of areas, including asset growth, acquisitions, branching, new lines of business, and borrowing from the Federal Reserve. In addition, an undercapitalized depository institution is required to submit a capital restoration plan. A depository institution's holding company must guarantee the capital plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to restore the capital of the institution to the levels required for the institution to be classified as adequately capitalized at the time the institution fails to comply with the plan and any such guarantee would be entitled to a priority of payment in bankruptcy. A depository institution is treated as if it is significantly undercapitalized if it fails to submit a capital plan that is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital.

     Significantly undercapitalized depository institutions may be subject to a number of additional significant requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, to replace or improve management, to reduce total assets, to cease acceptance of correspondent bank deposits, to restrict senior executive compensation and to limit transactions with affiliates. Critically undercapitalized depository institutions are further subject to restrictions on paying principal or interest on subordinated debt, making investments, expanding, acquiring or selling assets, extending credit for highly-leveraged transactions, paying excessive compensation, amending their charters or bylaws and making any material changes in accounting methods. In general, a receiver or conservator must be appointed for a depository institution within 90 days after the institution is deemed to be critically undercapitalized.

SUPPORT OF SUBSIDIARY BANKS

     Under Federal Reserve policy, the Corporation is expected to serve as a source of financial strength to, and to commit resources to support, each of the Subsidiary Banks. This support may be required at times when, absent such Federal Reserve policy, the Corporation may not be inclined to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default". "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. Liability for the losses of commonly controlled depository institutions can lead to the failure of some or all depository institutions in a holding company structure, if the remaining institutions are unable to pay the liability assessed by the FDIC. Any obligation or liability owed by a subsidiary bank to its parent company or to an affiliate of the subsidiary bank is subordinate to the subsidiary bank's cross-guarantee liability for losses of commonly controlled depository institutions.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and the extent, if any, to which general provisions may apply to such Debt Securities (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

     Senior Debt Securities will be issued from time to time in series under an Indenture, dated as of May 1, 1993 (the "Senior Indenture"), between the Corporation and PNC Bank, National Association, as Trustee (the "Senior Trustee"). Subordinated Debt Securities will be issued under an Indenture, dated as of May 1, 1993 (the "Subordinated Indenture"), between the Corporation and The First National Bank of Chicago, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes herein referred to collectively as the "Indentures" and the Senior Trustee and the Subordinated Trustee are sometimes herein referred to collectively as the "Trustees". The Indentures are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

     The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities, the Senior Indenture and the Subordinated Indenture, as modified or superseded by the Applicable Prospectus Supplement, are brief summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Whenever particular provisions or defined terms in one or both of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Numerical references in parentheses below are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Applicable Indenture.

     The Debt Securities will be limited to an aggregate initial offering price of $400,000,000 or its equivalent based on the applicable exchange rate at the time of the offering if denominated in foreign currencies and will be direct, unsecured obligations of the Corporation. The Debt Securities will not be deposits or other obligations of any bank or nonbank subsidiary of the Corporation and will not be insured by the FDIC, the Bank Insurance Fund or any other government agency or instrumentality. The Indentures do not limit the aggregate principal amount of Debt Securities or of any particular series of Debt Securities which may be issued thereunder and provide that Debt Securities issued thereunder may be issued from time to time in one or more series, in each case with the same or various maturities, at par or at a discount.

     The Indentures do not limit the amount of other debt that may be issued by the Corporation and do not contain financial or similar restrictive covenants. As of September 30, 1998, the Corporation had an aggregate of $2,597.9 million of long-term Senior Indebtedness (as defined below under "Subordination of the Subordinated Debt Securities") outstanding and an aggregate of approximately $1,134.2 million of short-term Senior Indebtedness outstanding which consisted primarily of commercial paper. As of September 30, 1998, the Corporation had no Additional Senior Obligations (as defined below) outstanding. The Corporation expects from time to time to incur additional indebtedness constituting Senior Indebtedness and Additional Senior Obligations. The Indentures do not prohibit or limit the incurrence of additional Senior Indebtedness or Additional Senior Obligations. As of September 30, 1998, the Corporation had an aggregate of $1,800.0 million of long-term Subordinated Debt Securities outstanding.

     The Senior Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation. The Subordinated Debt Securities will be unsecured and will be subordinated and junior to all Senior Indebtedness and, in certain circumstances relating to the dissolution, winding-up, liquidation or reorganization of the Corporation, to all Additional Senior Obligations to the extent set forth below under "Subordination of the Subordinated Debt Securities". Because the Corporation is a holding company and a legal entity separate and distinct from its subsidiaries, the rights of the Corporation to participate in any distribution of assets of any subsidiary upon its liquidation of assets or reorganization or otherwise (and thus the ability of Holders of Debt Securities to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation itself may be a creditor of that subsidiary with recognized claims. However, in the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company or any shareholder or creditor thereof. Claims on the Corporation's subsidiary banks by creditors other than the Corporation include long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations. In addition, the Indentures and the Debt Securities will not contain any provision that would provide protection to the Holders of the Debt Securities against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or similar restructuring of the Corporation or other event involving the Corporation that may adversely affect the credit quality of the Corporation.

     Reference is made to the Applicable Prospectus Supplement for the following terms of the Offered Debt Securities offered thereby: (i) the title of the Offered Debt Securities; (ii) whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (iii) any limit upon the aggregate principal amount of the Offered Debt Securities and the percentage of such principal amount at which such Offered Debt Securities may be issued; (iv) the date or dates on which the principal of the Offered Debt Securities is payable (the "Stated Maturity"); (v) the rate or rates of interest (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, or the method of determining such rate or rates, if any; (vi) the date or dates from which such interest, if any, will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Date for the interest payable on any Interest Payment Date, the Person to whom any Offered Debt Security of such series will be payable, if other than the Person in whose name that Offered Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest, and the extent to which, or the manner in which, any interest payable on a permanent global Offered Debt Security on an

Interest Payment Date will be paid; (vii) if other than the location specified in this Prospectus, the place or places where the principal of and premium, if any, and interest on the Offered Debt Securities will be payable; (viii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions or otherwise, or may, pursuant to any optional sinking fund provisions or otherwise, be redeemed in whole or in part by the Corporation; (ix) if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be repaid, in whole or in part, at the option of the Holders thereof; (x) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (xi) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the Stated Maturity thereof; (xii) if other than U.S. dollars, the currency or currency unit of payment of principal and premium, if any, and interest on such Offered Debt Securities, and any index used to determine the amount of payment of principal or premium, if any, and interest on such Offered Debt Securities; (xiii) whether the Offered Debt Securities are to be issuable in permanent global form and, in such case, the initial depositary with respect thereto and the circumstances under which such permanent global Offered Debt Security may be exchanged; (xiv) whether the subordination provisions summarized below or different subordination provisions, including a different definition of "Senior Indebtedness", "Entitled Persons", "Existing Subordinated Indebtedness" or "Additional Senior Obligations", shall apply to the Offered Debt Securities; (xv) any Events of Default applicable to such Offered Debt Securities (if not set forth in the applicable Indenture), and any additional restrictive covenants (if not set forth in the applicable Indenture) or different restrictive covenants, but not inconsistent with the restrictive covenants contained in the applicable Indenture; (xvi) if such Offered Debt Securities are Senior Debt Securities, whether the provisions of the Senior Indenture relating to "Defeasance and Covenant Defeasance" will be applicable to such series of Offered Debt Securities; and (xvii) any other terms of the Offered Debt Securities not specified in this Prospectus.

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of SunTrust Bank, Atlanta in Atlanta, Georgia, except that interest may be paid at the option of the Corporation by check mailed to the address of the Holder entitled thereto as it appears on the Security Register. The Corporation will have the right to require a holder of any Debt Security, in connection with the payment of the principal, premium, if any, and interest, if any, on such Debt Security, to certify information to the Corporation or, in the absence of such certification, the Corporation will be entitled to rely on any legal presumption to enable the Corporation to determine its duties and liabilities, if any, to deduct or withhold taxes, assessments or governmental charges from such payment.

     If the principal, premium, if any, or interest, if any, on any Debt Securities are to be payable in any currency other than U.S. dollars or, at the election of the Corporation or a holder thereof, in one or more currencies or composite currencies, or if any index is used to determine the amount of payments of principal, premium, if any, or interest, if any, on any series of Debt Securities, any special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

     Unless otherwise indicated in the Applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Both Senior Debt Securities and Subordinated Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Applicable Prospectus Supplement. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Stated Maturity thereof in accordance with the terms of the related Indenture.

     Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Corporation has various credit agreements (as amended, the "Credit Agreements"), between the Corporation and various credit banks, which contain certain covenants of the Corporation, including a covenant that limits the Corporation's Total Debt (as defined in the Credit Agreements) to an amount no greater than its Net Worth (as defined in the Credit Agreements). As of September 30, 1998, the Corporation's Net Worth was approximately $5.3 billion. As of September 30, 1998, the Corporation had no indebtedness outstanding under the Credit Agreements.

BOOK-ENTRY SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Book-Entry Securities that will be deposited with a Depositary or its nominee identified in the Applicable Prospectus Supplement (Section 301). In such a case, one or more Book-Entry Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Offered Debt Securities of the series to be represented by such Book-Entry Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Book-Entry Security may not be transferred except as a whole by the Depositary for such Book-Entry Security to a nominee of such Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor (Section 305).

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Book-Entry Security will be described in the Applicable Prospectus Supplement. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Book-Entry Security, the Depositary for such Book-Entry Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Book-Entry Security to the accounts of persons that have accounts with such Depositary ("participants"). Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Corporation if such Debt Securities are offered and sold directly by the Corporation. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own Book-Entry Securities held by the Depositary only through participants or indirect participants.

     Ownership of beneficial interests in any Book-Entry Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) for such Book-Entry Security and on the records of participants (with respect to interests of indirect participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as the limits on participation in the Depositary's book-entry system, may impair the ability to transfer beneficial interests in a Book-Entry Security.

     So long as the Depositary or its nominee is the registered owner of a Book-Entry Security, such Depositary or such nominee will be considered the sole owner or holder of the Debt Securities represented by such Book-Entry Security for all purposes under the Applicable Indenture. Except as provided below, owners of beneficial interests in Debt Securities represented by Book-Entry Securities will not be entitled to have Debt Securities of the series represented by such Book-Entry Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Applicable Indenture.

     Payments of principal of and any premium and interest on Debt Securities registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Book-Entry Security representing such Debt Securities. The Corporation expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Book-Entry Security for such Debt Securities, as shown on the records of such Depositary or its nominee. The Corporation also expects that payments by participants and indirect participants to owners of beneficial interests in such Book-Entry Security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name", and will be the responsibility of such participants and indirect participants. Neither the Corporation, the Trustee, any Authenticating Agent, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Book-Entry Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests (Section 311).

     If the Depositary for Debt Securities of a series notifies the Corporation that it is unwilling or unable to continue as Depositary or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, the Corporation has agreed to appoint a successor depositary. If such a successor is not appointed by the Corporation within 90 days, the Corporation will issue Debt Securities of such series in definitive registered form in exchange for the Book-Entry Security representing such series of Debt Securities. In addition, the Corporation may at any time and in its sole discretion determine that the Debt Securities of any series issued in the form of one or more Book-Entry Securities shall no longer be represented by such Book-Entry Security or Securities and, in such event, will issue Debt Securities of such series in definitive registered form in exchange for such Book-Entry Security or Securities representing such series of Debt Securities. Further, if the Corporation so specifies with respect to the Debt Securities of a series, or if an Event of Default, or an event which with notice, lapse of time or both would be an Event of Default with respect to the Debt Securities of such series has occurred and is continuing, an owner of a beneficial interest in a Book-Entry Security representing Debt Securities of such series may receive Debt Securities of such series in definitive registered form. In any such instance, an owner of a beneficial interest in a Book-Entry Security will be entitled to physical delivery in definitive registered form of Debt Securities of the series represented by such Book-Entry Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (Section 305). Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES.

     The obligations of the Corporation to make any payment on account of the principal of and premium, if any, and interest, if any, on any Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate and junior in right of payment to all Senior Indebtedness of the Corporation and, in certain circumstances relating to the dissolution, winding-up, liquidation of or reorganization of the Corporation, to all Additional Senior Obligations (Article 13).

     "Senior Indebtedness" is defined in the Subordinated Indenture to mean (a) all indebtedness of the Corporation for money borrowed, whether now outstanding or subsequently created, assumed or incurred, other than (i) the Subordinated Debt Securities, (ii) any obligation Ranking on a Parity with the Subordinated Debt Securities, or (iii) any obligation Ranking Junior to the Subordinated Debt Securities and (b) any deferrals, renewals or extensions of any such Senior Indebtedness. The term "indebtedness of the Corporation for money borrowed" is defined in the Subordinated Indenture to mean any obligation of, or any obligation guaranteed by, the Corporation for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets acquired other than in the ordinary course of business. "Additional Senior Obligations" is defined in the Subordinated Indenture to mean all indebtedness of the Corporation, whether now outstanding or subsequently created, assumed or incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include (a) any claims in respect of Senior Indebtedness, or (b) any obligations (i) Ranking Junior to the Subordinated Debt Securities, or (ii) Ranking on a Parity with the Subordinated Debt Securities. For purposes of this definition, "claims" shall have the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978. The Subordinated Indenture does not limit or prohibit the incurrence of Senior Indebtedness or Additional Senior Obligations.

     The term "Ranking Junior to the Subordinated Debt Securities" is defined in the Subordinated Indenture to mean any obligation of the Corporation which (a) ranks junior to and not equally with or prior to the Subordinated Debt Securities in right of payment upon the happening of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Corporation as a whole, whether voluntary or involuntary, and (b) is specifically designated as ranking junior to the Subordinated Debt Securities by express provisions in the instrument creating or evidencing such obligation (Section 101).

     The term "Ranking on a Parity with the Subordinated Debt Securities" is defined in the Subordinated Indenture to mean any obligation of the Corporation which (a) ranks equally with and not prior to the Subordinated Debt Securities in right of payment upon the happening of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Corporation as a whole, whether voluntary or involuntary, and
(b) is specifically designated as ranking on a parity with the Subordinated Debt Securities by express provisions in the instrument creating or evidencing such obligation (Section 101).

     The Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness, as provided in the Subordinated Indenture. No payment on account of the principal of and premium, if any, or interest in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in payment with respect to Senior Indebtedness or an event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity thereof. Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Corporation as a whole, whether voluntary or involuntary, (a) the holders of all Senior Indebtedness will first be entitled to receive payment in full before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of and premium, if any, or interest on the Subordinated Debt Securities, and (b) if after giving effect to the operation of clause (a) above,
(i) any amount of cash, property or securities remains available for payment or distribution in respect of the Subordinated Debt Securities ("Excess Proceeds"), and (ii) creditors in respect of Additional Senior Obligations have not received payment in full of amounts due or to become due thereon or payment of such amounts has not been duly provided for, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of all such Additional Senior Obligations before any payment may be made on the Subordinated Debt Securities. If the Holders of Subordinated Debt Securities receive payment and are aware at the time of receiving payment that all Senior Indebtedness and Additional Senior Obligations have not been paid in full, then such payment shall be held in trust for the benefit of the holders of Senior Indebtedness and/or Additional Senior Obligations, as the case may be (Section 1301).

     By reason of such subordination, in the event of insolvency, Holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness and holders of Additional Senior Obligations. In addition, in the event of insolvency, creditors of the Corporation who are not holders of Senior Indebtedness or Holders of the Subordinated Debt Securities may recover less, ratably, than the holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

     The Applicable Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

RESTRICTION ON DISPOSITION OF VOTING STOCK OF CERTAIN SUBSIDIARIES

     The Senior Indenture contains a covenant that, except as otherwise provided below, the Corporation will not sell, assign, pledge, transfer or otherwise dispose of, or permit the issuance of, or permit a Subsidiary to sell, assign, pledge, transfer or dispose of, any shares of Voting Stock of any Subsidiary or any securities convertible into Voting Stock of any Subsidiary which is: (a) a Principal Constituent Bank; or (b) a Subsidiary which owns shares of Voting Stock or any securities convertible into Voting Stock of a Principal Constituent Bank; provided, however, that such covenant does not prohibit (i) any dispositions made by the Corporation or any Subsidiary (A) acting in a fiduciary capacity for any Person other than the Corporation or any Subsidiary or (B) to the Corporation or any of its wholly owned (except for directors' qualifying shares) Subsidiaries or (ii) the merger of a Principal Constituent Bank with and into a Principal Constituent Bank or the consolidation of any Principal Constituent Bank into a Principal Constituent Bank. Such covenant also does not prohibit sales, assignments, pledges, transfers or other dispositions of shares of Voting Stock of a corporation referred to in (a) or (b) above where: (i) the sales, assignments, pledges, transfers or other dispositions are made, in the minimum amount required by law, to any Person for the purpose of the qualification of such Person to serve as a director; or (ii) the sales, assignments, pledges, transfers or other dispositions are made in compliance with an order of a court or regulatory authority of competent jurisdiction or as a condition imposed by any such court or authority to the acquisition by the Corporation, directly or indirectly, of any other corporation or entity; or
(iii) in the case of a disposition of shares of Voting Stock or any securities convertible into Voting Stock of a Principal Constituent Bank, or sales of Voting Stock or any securities convertible into Voting Stock of any Subsidiary included in (b) above, the sales, assignments, pledges, transfers or other dispositions are for fair market value (as determined by the Board of Directors of the Corporation and the Subsidiary disposing of such shares or securities) and, after giving effect to such disposition and to any potential dilution (if the shares or securities are convertible into Voting Stock), the Corporation and its directly or indirectly wholly owned (except for directors' qualifying shares) Subsidiaries, will own directly not less than 80% of the Voting Stock of such Principal Constituent Bank or Subsidiary; or (iv) a Constituent Bank sells additional shares of Voting Stock to its shareholders at any price, so long as immediately after such sale the Corporation owns, directly or indirectly, at least as great a percentage of the Voting Stock of such Constituent Bank as it owned prior to such sale of additional shares; or (v) a pledge is made or a lien is created to secure loans or other extensions of credit by a Constituent Bank subject to Section 23A of the Federal Reserve Act (Section 1005). Any Constituent Bank the total assets of which equal more than 15% of the total assets of all Constituent Banks is defined in the Senior Indenture to be a "Principal Constituent Bank" (Section 101). As of September 30, 1998, SunTrust Bank, Atlanta was the only Constituent Bank which is a Principal Constituent Bank.

     The foregoing covenant is not a covenant for the benefit of the Subordinated Debt Securities.

EVENTS OF DEFAULT

     The Senior Indenture. The following are Events of Default under the Senior Indenture with respect to Senior Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due and payable, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Corporation in the Senior Indenture (other than a covenant included in the Senior Indenture solely for the benefit of series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Senior Indenture; (e) the entry of a decree or order for relief in respect of the Corporation by a court having jurisdiction in the premises in an involuntary case under Federal or state bankruptcy laws and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; (f) the commencement by the Corporation of a voluntary case under Federal or state bankruptcy laws or the consent by the Corporation to the entry of a decree or order for relief in an involuntary case under any such law; and (g) any other Event of Default provided with respect to Debt Securities of that series (Section 501). If an Event of Default with respect to Debt Securities of any series occurs and is continuing either the Senior Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare by notice in writing to the Corporation the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration (Section 502).

     Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Senior Indenture provides that, subject to the duty of the Senior Trustee during default to act with the required standard of care, the Senior Trustee will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Senior Trustee reasonable security or indemnity (Section 603). Subject to such provisions for the indemnification of the Senior Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Trustee, or exercising any trust or power conferred on the Senior Trustee, with respect to the Debt Securities of that series provided that the Senior Trustee may decline to act if such direction is contrary to law or the Senior Indenture, would unduly prejudice the rights of other Holders or would involve the Senior Trustee in personal liability (Section 512).

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Senior Indenture, or for the appointment of a receiver or trustee or for any remedy thereunder, unless such Holder shall have previously given to the Senior Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series and unless the Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Senior Trustee to institute such proceeding as trustee, and the Senior Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days (Section 507). However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Debt Security on the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment (Section 508).

     The Corporation is required to furnish to the Senior Trustee annually a statement as to performance by the Corporation of certain of its obligations under the Senior Indenture and as to any default in such performance (Section
1006).

     The Subordinated Indenture. The Subordinated Indenture (with respect to any series of Subordinated Debt Securities) defines an "Event of Default" as any one of the following events (whatever the reason and whether it be occasioned by the subordination provisions or be voluntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administration or governmental body): (a) failure to pay any interest on any Debt Security of that series when due and payable, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Corporation in the Subordinated Indenture (other than a covenant included in the Subordinated Indenture solely for the benefit of series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Subordinated Indenture; (e) the entry of a decree or order for relief in respect of the Corporation by a court having jurisdiction in the premises in an involuntary case under Federal or state bankruptcy laws and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; (f) the commencement by the Corporation of a voluntary case under Federal or state bankruptcy laws or the consent by the Corporation to the entry of a decree or order for relief in an involuntary case under any such law; and (g) any other Event of Default provided with respect to Debt Securities of that series (Section 501).

     Unless specifically stated in the Applicable Prospectus Supplement for a particular series of Subordinated Debt Securities, the payment of the principal of the Subordinated Debt Securities may be accelerated only upon the occurrence of an Event of Default described in clause (e) or clause (f) of the preceding paragraph (a "Bankruptcy Event of Default") and there is no right of acceleration of the payment of principal of the Subordinated Debt Securities of such series upon a default in the payment of principal, premium, if any, or interest, if any, or in the performance of any covenant or agreement in the Subordinated Debt Securities or Subordinated Indenture. In the event of a default in the payment of principal, premium, if any, or interest, if any, or in the performance of any covenant or agreement in the Subordinated Debt Securities or Subordinated Indenture, the Subordinated Trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of such principal, premium, if any, or interest, if any, or to obtain the performance of such covenant or agreement or any other proper remedy (Section 503). Under certain circumstances, the Subordinated Trustee may withhold notice to the Holders of the Subordinated Debt Securities of a default if the Subordinated Trustee in good faith determines that the withholding of such notice is in the best interest of such Holders, and the Subordinated Trustee shall withhold such notice for certain defaults for a period of 30 days (Section 602).

     If a Bankruptcy Event of Default with respect to the Debt Securities of any series at the time outstanding occurs and is continuing, either the Subordinated Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration (Section 502).

     Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Subordinated Indenture provides that, subject to the duty of the Subordinated Trustee during default to act with the required standard of care, the Subordinated Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Subordinated Trustee reasonable security or indemnity (Section 603). Subject to such provisions for the indemnification of the Subordinated Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Trustee, or exercising any trust or power conferred on the Subordinated Trustee, with respect to the Debt Securities of that series, provided that the Subordinated Trustee may decline to act if such direction is contrary to law or the Subordinated Indenture, would unduly prejudice the right of other Holders or would involve the Subordinated Trustee in personal liability (Section 512).

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Subordinated Indenture, or for the appointment of a receiver or trustee or for any remedy thereunder, unless such Holder shall have previously given the Subordinated Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series and unless the Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Subordinated Trustee to institute such proceeding as trustee, and the Subordinated Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days (Section 507). However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Debt Security on the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment (Section
508).

     The Corporation is required to furnish to the Subordinated Trustee annually a statement as to performance by the Corporation of certain of its obligations under the Subordinated Indenture and as to any default in such performance (Section 1005).

DEFEASANCE AND COVENANT DEFEASANCE

     The Senior Indenture provides that, to the extent indicated in the Applicable Prospectus Supplement, the Corporation, at the Corporation's option,
(a) will be discharged from any and all obligations in respect of the Senior Debt Securities of a particular series (except for certain obligations to register the transfer or exchange of Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to hold money for payment in trust) or (b) need not comply with certain restrictive covenants of the Senior Indenture, including those described under "Restrictions on Disposition of Voting Stock of Certain Subsidiaries" and "Consolidation, Merger and Transfer of Assets" and the occurrence of an event described in clause (d) under "Events of Default" under the Senior Indenture shall no longer be an Event of Default with respect to such series of Senior Debt Securities, in each case, if the Corporation deposits, in trust, with the Senior Trustee money and/or Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay all the principal of and any premium and interest on the Senior Debt Securities of such series and any mandatory sinking fund payments or analogous payments on the dates such payments are due in accordance with the terms of the Senior Debt Securities of such series and the Senior Indenture. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default with respect to such series under the Senior Indenture shall have occurred and be continuing on the date of such deposit, (ii) such defeasance will not cause the Senior Trustee to have any conflicting interest with respect to other securities of the Corporation and (iii) the Corporation shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as if such defeasance had not occurred. In the event the Corporation exercises its option to omit compliance with certain covenants of the Senior Indenture with respect to the Senior Debt Securities of any series and the Senior Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default under the Senior Indenture, the amount of money and Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of the acceleration resulting from such Event of Default under the Senior Indenture. However, the Corporation will remain liable with respect to such payments (Article 13).

     The foregoing defeasance and covenant defeasance provisions are not for the benefit of the Subordinated Debt Securities.

MODIFICATION AND WAIVER

     Modifications to and amendments of the Indentures may be made by the Corporation and the Trustees with the consent of the Holders of 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may without the consent of the Holder of each Outstanding Debt Security affected thereby (a) change the stated maturity date of the principal of, or any installment of principal or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or rate of interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults (Section 902).

     The Holders of at least 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indentures, including with respect to Senior Debt Securities those provisions described above under "Restriction on Disposition of Voting Stock of Certain Subsidiaries" (Senior Indenture Section 1007; Subordinated Indenture Section
1006). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Applicable Indenture, except a default in the payment of principal of, or any premium or interest on, any Debt Security of that series or a default in respect of a covenant or provision which under the Indentures cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of the series affected (Section 513).

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

     The Corporation may consolidate with or merge into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of the United States, any state thereof or the District of Columbia, provided that the successor corporation assumes the Corporation's obligations on the Debt Securities and under the Indentures, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met (Section 801).

TRUSTEES

     Either or both of the Trustees may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series (Section 610). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the related Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee (Section 611).

     In the normal course of business, the Corporation and its subsidiaries conduct banking transactions with the Trustees, and the Trustees conduct banking transactions with the Corporation and its subsidiaries.

                              PLAN OF DISTRIBUTION

     The Corporation may sell Debt Securities to or through underwriters to be designated from time to time, and also may sell Debt Securities directly to other purchasers or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Offered Debt Securities.

     The Debt Securities will be new issues of securities with no established trading market and unless otherwise specified in the applicable Prospectus Supplement, the Corporation will not list any series of the Debt Securities on any exchange. It has not presently been established whether the underwriters, if any, of the Debt Securities will make a market in the Debt Securities. If a market in the Debt Securities is made by any such underwriters, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debt Securities.

     In connection with the sale of Debt Securities, underwriters or agents acting on behalf of the Corporation may receive compensation from the Corporation or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Corporation and any profit on the trade of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Corporation will be described, in the Prospectus Supplement relating to such Debt Securities.

     Under agreements which may be entered into by the Corporation, underwriters, dealers, agents and their controlling persons who participate in the distribution of Debt Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act, and to certain rights of contribution from the Corporation.

     If so indicated in the Prospectus Supplement relating to any Offered Debt Securities, the Corporation will authorize underwriters or other persons acting as the Corporation's agents to solicit offers by certain institutions to purchase any Offered Debt Securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Corporation. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of any Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     The participation of any affiliate of the Corporation in the offer and sale of Offered Debt Securities will be made pursuant to and will conform with the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

     Underwriters or agents and their associates may be customers of (including borrowers from), engage in transactions with, and/or perform services for, the Corporation and its subsidiaries, the Senior Trustee and the Subordinated Trustee, in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Offered Debt Securities will be passed upon for the Corporation by Raymond D. Fortin, Senior Vice
President -- Legal and Corporate Secretary, and by King & Spalding, and for any underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. As of September 30, 1998, Mr. Fortin beneficially owned 23,000 shares of common stock of the Corporation and held options to purchase 4,800 shares of common stock of the Corporation. Skadden, Arps, Slate, Meagher & Flom LLP will rely upon the opinion of Mr. Fortin and of King & Spalding as to matters of Georgia law.

                                    EXPERTS

     The audited consolidated financial statements of the Corporation incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Crestar Financial Corporation and Subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to their reliance on another auditors' report with respect to amounts related to Citizens Bancorp for 1996 and 1995 included in the aforementioned consolidated financial statements.

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     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS AN OFFER TO SELL ONLY THE SUBORDINATED NOTES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Information About SunTrust Banks......   S-2
Use of Proceeds.......................   S-3
Certain Regulatory Considerations.....   S-3
Consolidated Ratio of Earnings to
  Fixed Charges.......................   S-6
Description of the Subordinated
  Notes...............................   S-6
Underwriting..........................   S-8
Legal Opinions........................   S-9
Experts...............................   S-9
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Corporation.......................     2
Recent Developments...................     3
Use of Proceeds.......................     3
Consolidated Ratio of Earnings to
  Fixed Charges.......................     4
Certain Regulatory Considerations.....     5
Description of Debt Securities........     7
Plan of Distribution..................    17
Legal Matters.........................    18
Experts...............................    18

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                                  $300,000,000

                              SUNTRUST BANKS, INC.

                       7.75% SUBORDINATED NOTES DUE 2010
                               ------------------

                             PROSPECTUS SUPPLEMENT

                                 APRIL 26, 2000

                          (INCLUDING PROSPECTUS DATED
                               NOVEMBER 13, 1998)

                               ------------------
                              SALOMON SMITH BARNEY

                             CHASE SECURITIES INC.

                               SUNTRUST EQUITABLE
                                   SECURITIES

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